082-03116 SUPPL

GREAT QUEST METALS

RECEIVED

2006 JUL 14 P 2:46

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06015203

Suite 515, 47
Vancouver, E

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

July 5, 200

Gr[illegible]s 1 m of 65.32 g/t Gold in Hole KN 35-06 and 1 m of 20.71 g/t Gold in Hole KN 36-06

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is very pleased to announce results of the next 3 holes on the Djambaye 2 gold zone within the Kenieba concession in western Mali, West Africa. Below are the results of our intersections for diamond drill holes KN 34-06 through KN 36-06.

Drill Hole	Interval (metres)	Width (metres)	Gold (grams per tonne)
KN 34-06	70.50 - 90.40	19.90	0.70
Including	88.40 - 89.40	1.00	7.07
KN 35-06	111.90 - 127.10	15.20	5.37
Including	111.90 - 114.90	3.00	24.27
Also Including	111.90 - 112.90	1.00	65.32
KN 36-06	109.90 - 121.10	11.20	3.49
Including	115.95 - 121.10	5.15	6.47
Also Including	116.70 - 117.70	1.00	20.71

KN 30-06 was spotted 40 m southeast of KN 33-06 and drilled at -50° under it. Both holes intersected a northwesterly striking diorite dyke which cross-cut the main zone.

KN 35-06 is part of a northwest-southeast cross-section with KN 23-06 and KN 29-06. All holes were drilled at -50° to the northwest. KN 29-06 was located 35 m southeast of KN 23-06, and KN 35-06, 40 m southeast of KN 29-06. KN 23-06 intersected 1.00 m of 2.13 g/t gold; KN 29-06, 16.10 m of 3.33 g/t gold; and KN 35-06, 15.20 m of 5.37 g/t gold.

KN 36-06 is part of a northwest-southeast cross-section with KN 24-06 and KN 30-06. All holes were drilled at -50° to the northwest with KN 30-06 35 m southeast of KN 24-06 and KN 36-06, 40 m southeast of KN 30-06. KN 24.-06 intersected 10.60 m of 1.45 g/t gold; KN 30-06 intersected 11.40 m of 6.03 g/t gold and KN 36-06, 11.20 m of 3.49 g/t gold.

During the 2005 and 2006 programs, the Djambaye 2 gold zone was intersected in 32 of 34 holes. These drill holes tested the zone over only 1,100 m of its known length of 3,131 m. The zone is still open to the south. The deepest intersection of the zone was at 110 m. To put this in perspective, the Djambaye 2 zone shares many characteristics with Nevsun Resources' Tabakoto gold deposit, which is currently being mined and is only 8 km northeast of the Djambaye 2. The open pit on the Tabakoto deposit is expected to be 205 m deep, and the zone has been intersected as deep as 600 m.

Once the results are in, the Company plans to do a mineral reserve study. The Kenieba concession is in a 20 by 200 km block which covers 5 gold deposits, 4 gold mines and where over 30 million ounces of gold has already been found. The area has not been fully explored, and expectations are high that additional gold deposits will be discovered.

The drill core samples were submitted to Abilab Afrique d'l'Ouest SARL (Abilab) which is located in Bamako, Mali. Most of the samples were assayed by means of fire assay with atomic absorption finish. Where visible gold was seen, the assays were completed through pulp metallic sieve analysis which is a more thorough method that helps to reduce the problems associated with the nugget effect of gold. Carl Verley (P. Geol.), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"

Willis W. Osborne
President

PROCESSED
JUL 18 2006
THOMSON FINANCIAL

7/18

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Investor Relations:

Great Quest Metals Ltd.
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

Ascenta Capital Partners Inc.
Jamie Mathers: 604-684-4743, ext 36
Toll Free: 866-684-4209